Exhibit 2.2

This AMENDMENT (this “Amendment”) dated as of December 3, 2006, to the STOCK AND ASSET PURCHASE AGREEMENT dated as of September 14, 2006 between GENERAL ELECTRIC COMPANY, a New York corporation (“GE”), and MOMENTIVE PERFORMANCE MATERIALS HOLDINGS INC., a Delaware corporation (formerly known as Nautilus Holdings Acquisition Corp.) (the “Acquiror”).

WHEREAS

(A)	GE and the Acquiror entered into a Stock and Asset Purchase Agreement dated as of September 14, 2006 (the “Original Agreement”);

(B)	Section 11.09 of the Original Agreement provides for the amendment of the Original Agreement in accordance with the terms set forth therein; and

(C)	The parties wish to amend certain terms of the Original Agreement as hereinafter provided.

NOW, THEREFORE, in consideration of the premises, mutual covenants, representations, warranties and agreements hereinafter set forth and set forth in the Original Agreement, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1. Expenses. Section 11.02 of the Original Agreement is deleted and replaced with the following:

“Except as may be otherwise specified in the Transaction Agreements or as set forth below, all costs and expenses, including fees and disbursements of counsel, financial advisers and accountants, incurred in connection with the Transaction Agreements and the transactions contemplated by the Transaction Agreements shall be paid by the Person incurring such costs and expenses, whether or not the Closing shall have occurred. The treatment of costs and expenses with respect to the matters set forth in Section 11.02 of the Disclosure Schedule shall be as described therein.”

Section 2. Purchase Price. (a) Section 2.06 of the Original Agreement is amended (1) by deleting the amount “$3,778,450,000” and replacing it with “$3,753,450,000”; and (2) by deleting the amount “$3,328,100,000” and replacing it with “$3,303,100,000”.

(b) Section 2.09 of the Original Agreement is amended by deleting clause (i) and replacing it in its entirety with the following:

“(i) the cash portion of the Purchase Price, as specified in the Closing Notice, plus an additional amount equal to $185,262.03, by wire transfer in immediately available funds, to an account or accounts as directed by GE in the Closing Notice.”

(c) It is agreed and understood that a portion of the $185,262.03 specified in clause (b)(i) above is in relation to the following entry on Section 11.02 of the Disclosure Schedule and that no further payments from Acquiror to GE shall be required with respect to such entry: “Patent Paid-Up License Agreement, dated, July 31, 2005, by and between Tonen Chemical Corp. and GE.”

Section 3. Disclosure Schedules.

(a) Exhibit 3.12(a)(iii) of Section 3.12 of the Disclosure Schedule relating to the Silicones Business, and Exhibits 3.12(a)(vii) and 3.12(a)(viii) of the Disclosure Schedule relating to the Quartz Business, are hereby amended by deleting such Exhibits in their entirety and replacing them with Annexes 1 - 3 to this Amendment, respectively.

(b) Section 5.20(c) of the Disclosure Schedule shall consist of the following: “Electric Service Agreement dated December 27, 1996 (as amended) by and between GE and Cleveland Electric Illuminating Co”.

(c) The words “shall not be limited by virtue of the two year limitation in Section 11.02 but” shall be deleted from the last sentence of Section 11.02 of the Disclosure Schedule.

Section 3. Section 5.20(c). Section 5.20(c) shall be deleted and replaced in its entirety with the following:

“Prior to and after the Closing, GE shall use its commercially reasonable efforts to obtain the consent of the power provider to a partial assignment of the electricity contract set forth on Section 5.20(c) of the Disclosure Schedule at the prices which GE Quartz currently pays for such services under such contract (it being understood and agreed that GE may not be able to ensure this result).”

Section 4. Closing Agreements and Documents. The parties and various of their respective Affiliates intend to enter into and execute various agreements and documents including various agreements in certain countries, including, without limitation, Brazil, China, India, Japan, Mexico and Singapore in order to, among other things, satisfy certain local requirements to convey title to the Shares and Transferred Assets. The parties hereby agree that notwithstanding anything to the contrary contained in any such agreement or document, in the event of any inconsistency between this Agreement or any other Transaction Agreement on the one hand, and such agreement or document on the other hand, the terms of this Agreement or the relevant Transaction Agreement, as the case may be, shall prevail over any inconsistent provision in such agreement or document.

Section 5. CTC Transferred Assets. Without limiting any of the rights or obligations of the parties under the Original Agreement, the parties hereto hereby (1) acknowledge that beneficial ownership of Transferred Assets located at the China Technology Center (“Transferred CTC Assets”) shall transfer to Acquiror at the Closing and (2) agree that each party shall cause its respective Affiliates to take any and all actions reasonably necessary to effect the transfer of legal title to the Transferred CTC Assets to Acquiror (or its designee(s)) as promptly as reasonably practicable after the Acquiror notifies GE of the Acquiror’s desire to do so (together with identification of the relevant Affiliate(s) of the Acquiror to which title will be transferred). A list of the Transferred CTC Assets is attached as Annex 4 hereto.

Section 7. Effect. Except as expressly amended hereby, the Original Agreement continues to be, and shall remain, in full force and effect in accordance with its terms with no other modification or waiver and is hereby ratified and confirmed. The General Provisions set forth in Article XI of the Original Agreement are incorporated by reference as if set forth fully herein.

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SIGNATORIES

IN WITNESS WHEREOF, GE and the Acquiror have duly executed this Amendment as of the date first written above

GENERAL ELECTRIC COMPANY

By:	/s/ Robert J. Duffy
Name:	Robert J. Duffy
Title:	Attorney-in-fact

MOMENTIVE PERFORMANCE MATERIALS HOLDINGS INC.

By:	/s/ Justin Stevens
Name:	Justin Stevens
Title:	Vice President and Secretary